

September 27, 2012

Robert C. Laufer
Chief Financial Officer
Stratus Technologies Bermuda Holdings Ltd.
Cumberland House, 9th Floor
One Victoria Street, Hamilton HM 11, Bermuda

    Re: **Stratus Technologies Bermuda Holdings Ltd.**
                Form 20-F for the Fiscal Year Ended February 26, 2012
                Filed May 21, 2012
                File No. 333-171863

Dear Mr. Laufer:

    We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 68

1.   We note that you have a substantial amount of unremitted earnings at February 26, 2012. Please tell us your consideration for disclosing the amount of cash and cash equivalents and short-term investments that are held in foreign entities for which there would be tax implications upon repatriation. In this regard, we note this disclosure would illustrate that some cash is not presently available to fund operations or certain obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 5.D. of Form 20-F and Section IV of SEC Release No. 33-8350.

Robert C. Laufer
Stratus Technologies Bermuda Holdings Ltd.
September 27, 2012
Page 2

Item 18. Financial Statements

Note 2 – Basis of Presentation and Significant Accounting Policies

Revenue recognition, page F-17

2.   We note that you use the residual method to allocate and recognize revenue for
        arrangements accounted for under the software revenue recognition guidance based on
        the existence of vendor-specific objective evidence ("VSOE") for the undelivered
        elements. Based on your disclosures, it appears that VSOE of fair value for maintenance
        in software arrangements is based on substantive renewal rates similar to VSOE of
        selling price for post contract support in arrangements accounted for in accordance with
        the relative selling price method under ASU No. 2009-13. Please confirm whether our
        understanding is correct. If so, please tell us how you determined the renewal rates are
        substantive. In this regard, provide the range of renewal rates and tell us what percentage
        of your customers actually renew at such rates.

Note 7 – Income Taxes

Unremitted Earnings, page F-27

3.   We note your disclosure that you have not calculated an estimate of additional income
        taxes related to permanently reinvested earnings or the basis differences related to
        investment in subsidiaries. Please note that if determination of such liability is
        practicable, the amount of the unrecognized deferred tax liability is required to be
        disclosed. If determination of such liability is not practicable, you should disclose a
        statement to that effect. Refer to ASC 740-30-50-2(c). Please revise your disclosures in
        future filings accordingly.

Note 10 – Redeemable Convertible Preferred Stock

Preference Shares, page F-35

4.   We note the redemption preference of your Series A and Series B redeemable convertible
        preferred stock was equal to the liquidation preference for each year presented, which
        includes a compounding 8% rate of return. We also note your disclosure that the holders
        of your preferred stock are entitled to non-cumulative dividends at an annual rate of 8%
        and that no dividends have been declared or paid through February 26, 2012. Please
        clarify the redemption terms of your preferred stock and explain the reason for the
        increases in the carrying value for each period presented. Please refer to ASC 480-10-
        S99.

Robert C. Laufer
Stratus Technologies Bermuda Holdings Ltd.
September 27, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief